Exhibit 99.1

[***] Certain personal information in this document has been excluded pursuant to Regulation S-K, Item (601)(b)(10). Such excluded information is not material and confidential.

Equity Transfer Agreement

Party A (Transferee): BTC Digital Ltd.

Representative: Peng Sigang
Address: Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman KY1-1111, Cayman Islands

Party B (Transferors):

1.	Liu Zhijun ID number: [***] Address: [***]

2.	Kong Qingxun ID number: [***] Address: [***]

3.	Zheng Tianying ID number: [***] Address: [***]

4.	Yun Feng Assets Inc. Representative: Li Le Address: PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands

Met Chain Co., Limited (the “Company”) was incorporated in the Hong Kong Special Administrative Region on January 18, 2022 as a private company limited by shares. Its business scope is the research, development, manufacture and sale of cryptocurrency mining machines and products related to the cryptocurrency industry. The Transferors collectively hold 70.47% of the Company’s equity. In view of the Transferors’ intention to transfer part of their equity in the Company and Party A’s willingness to purchase such equity, and after approval by the Company’s shareholders’ meeting, Party A and Party B, in accordance with applicable laws and regulations and through friendly consultation, hereby agree on the equity transfer as follows:

1. Equity Transfer

(1)	Party A agrees to acquire, by way of a directed share issuance (NASDAQ stock ticker: BTCT), 15% of the Company’s equity currently held by the Transferors; the Transferors agree to transfer such equity. The transferee designated by Party A is Met Chain Investing Holding Company Ltd., a wholly-owned subsidiary of Party A. Among the Transferors, Party B(1) agrees to transfer 2.4% of the Company’s equity, Party B(2) agrees to transfer 0.6%, Party B(3) agrees to transfer 7.46%, and Party B(4) agrees to transfer 4.54%. All parties raise no objection to this arrangement.

(2)	The consideration paid by Party A is equivalent to USD 3,789,000.00 of Party A’s ordinary shares.

(3)	The calculation of the consideration shall be the average closing price over the 40 trading days immediately preceding the date of transfer, multiplied by the number of shares to be issued.

(4)	Shareholding percentages before and after the transfer:

Shareholder	Shareholding Before Transfer	Equity Transferred to Party A	Shareholding After Transfer
Met Chain Investing Holding Company Ltd.	29.53%	(receives) 15.00%	44.53%
Liu Zhijun	30.12%	2.4%	27.72%
Kong Qingxun	7.53%	0.6%	6.93%
Zheng Tianying	20.00%	7.46%	12.54%
Yun Feng Assets Inc.	12.82%	4.54%	8.28%
Total	100%	15%	100%

2. Representations and Warranties

(1)	Company’s Representations and Warranties to Party A

The Company represents and warrants to Party A as follows:

a.	The Company is duly incorporated and validly existing under the laws of Hong Kong, has the corporate capacity necessary to own its assets and carry on its present business, and is in good standing with the Hong Kong Companies Registry.

b.	The Company has the corporate power and authority to execute and deliver this Agreement and the other Transaction Documents and to consummate the transactions contemplated herein. All corporate action necessary to authorize the execution, delivery and performance of this Agreement has been taken. This Agreement constitutes a legal, valid and binding obligation of the Company enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency and general equitable principles.

c.	All issued shares of the Company have been duly authorized, validly issued, fully paid and non-assessable, and their issuance complies with applicable Hong Kong laws.

d.	The Company is in compliance with all applicable laws and regulations of Hong Kong and other relevant jurisdictions, including employment, data privacy, anti-bribery and anti-money laundering laws; any non-compliance has not had a material adverse effect on the Company.

e.	There are no facts relating to the Company’s assets or business that have not been disclosed to Party A and that could reasonably be expected to have a material adverse effect on such assets or business.

f.	The Company has not provided guarantees for any individual, enterprise or other entity, nor entered into any debt repayment, settlement or other arrangements with creditors that may involve the Company’s equity.

g.	If any liabilities, indemnities or similar obligations to any third party (including but not limited to natural persons, legal entities, or administrative bodies) arise due to acts of the Company prior to the transfer contemplated by this Agreement, such liabilities shall be borne entirely by the Transferors, and the Transferors shall indemnify Party A for any losses suffered thereby.

h.	The financial statements submitted by the Company to Party A fairly and accurately reflect the Company’s financial condition and operating results and disclose all material liabilities, whether accrued, fixed, contingent or otherwise.

(2)	Each Transferor’s Representations and Warranties to Party A (severally and not jointly)

Each Transferor represents and warrants to Party A as follows:

a.	The Transferor is the sole legal and beneficial owner of the shares proposed to be exchanged; the Transferor holds good and valid title to such shares, and the shares are free from any liens, mortgages, pledges or other encumbrances; the Transferor has full right and authority to exchange such shares under this Agreement.

b.	The proposed share exchange does not require registration under applicable securities laws and does not constitute a public offering in Hong Kong, the Cayman Islands, or any other jurisdiction.

c.	Non-U.S. Person Status.

i.	The Transferor is a “non-U.S. person” as defined in the Regulation S under the Securities Act of 1933, as amended (the “Securities Act”).

ii.	If the Transferor is an entity, it represents that it was organized or formed under the laws of a jurisdiction outside the United States and that its principal place of business is located outside the United States.

iii.	If the Transferor is a natural person, the Transferor represents that he/she is not a U.S. citizen or U.S. resident, that his/her principal residence is outside the United States, and that he/she was physically outside the United States at the time of receipt of the offer to purchase and at the time of signing this Agreement.

d.	Not acquiring shares for a U.S. person’s account or benefit. The Transferor is not acquiring the shares for the account or benefit of any U.S. person, nor acting as an agent, trustee, nominee or intermediary for any U.S. person.

e.	No directed selling efforts in the United States. The Transferor acknowledges that Party A did not engage in any “directed selling efforts” in the United States as defined in Regulation S when offering or selling the shares to the Transferor.

f.	Investment purpose; restricted resale; no intent to distribute to U.S. market; not a distributor or underwriter.

i.	The Transferor is acquiring the shares for investment purposes only and not with any intent to distribute, sell or transfer the shares in the United States or to U.S. persons in violation of U.S. securities laws.

ii.	The Transferor is not a “distributor” (as defined in Regulation S) or a securities dealer, nor is the Transferor acting to facilitate any scheme to evade U.S. securities laws.

iii.	The Transferor is not an “underwriter” as defined in Section 2(a)(11) of the Securities Act and will not engage in any sale or conduct that would cause the Transferor to be deemed an underwriter.

iv.	The Transferor agrees that during the applicable distribution compliance period under Regulation S, the shares shall not be offered, sold, pledged or otherwise transferred in the United States or to U.S. persons except pursuant to an effective registration statement under the Securities Act or pursuant to an available exemption. The Transferor’s shares shall bear the following legend:

“These securities have been issued under Regulation S of the Securities Act and were offered and sold outside the United States to non-U.S. persons. Any resale or transfer into the United States or to U.S. persons may only be made pursuant to an effective registration statement under the Securities Act or an applicable exemption.”

g.	Investor qualifications and access to information. The Transferor confirms that he/she/it:

i.	possesses sufficient financial and business knowledge and experience to evaluate the risks and merits of acquiring the shares;

ii.	has had the opportunity to ask questions and obtain information regarding Party A, the Company and the shares; and

iii.	has not relied on any representations or warranties from Party A other than those expressly set forth in this Agreement.

h.	Legal compliance. The Transferor legally owns the Company’s shares and has the authority to dispose of them; if the Transferor is an entity, its authorized representative has been duly authorized. The Transferor’s execution, delivery and performance of this Agreement and acquisition of the shares will not violate any applicable law, regulation or the Transferor’s organizational documents.

(3)	Party A’s Representations and Warranties to the Company and the Transferors

Party A represents and warrants to the Company and the Transferors as follows:

a.	Party A is an exempted company duly incorporated and validly existing under the laws of the Cayman Islands and is in good standing with the Cayman Islands Registrar of Companies.

b.	Party A has the power and authority to execute and perform this Agreement. All necessary corporate actions (including board approvals) have been completed.

c.	The shares of Party A to be issued in this transaction shall be duly authorized, validly issued, fully paid and non-assessable.

3. Allocation of Business, Profits and Losses (including Debts and Claims) Prior to Transfer Effective Date

a.	Prior to the effective date of this Agreement, the parties shall share the Company’s profits and bear the corresponding risks and losses in proportion to their respective shareholdings prior to the transfer.

b.	After the effective date of this Agreement, the parties shall share the Company’s profits and bear the corresponding risks and losses in proportion to their respective shareholdings following the transfer.

c.	Each Transferor hereby agrees that, without Party A’s prior written consent and during the lock-up period, the Transferors shall not, directly or indirectly:

i.	sell, offer to sell, enter into an agreement to sell or otherwise dispose of the shares;

ii.	pledge, mortgage, grant any security interest in or otherwise encumber the shares;

iii.	transfer, assign or otherwise dispose of the shares;

iv.	enter into any swap, hedge, short sale, derivative or other arrangement that transfers to another, in whole or in part, the economic consequences of ownership of the Company’s ordinary shares; or

v.	publicly announce any intention to undertake any of the foregoing acts.

d.	The “lock-up period” shall commence on the date of the share exchange closing and continue for six (6) months thereafter.

4. Default Liability

Upon the effectiveness of this Agreement, the parties must perform their obligations in good faith. Any party that fails to fully perform its obligations under this Agreement shall bear liability in accordance with applicable law and the terms of this Agreement.

If any Transferor fails to perform the equity transfer obligations or complete related procedures as agreed, the Transferor shall pay Party A liquidated damages equal to 20% of the total transfer price and shall still perform the obligations.

5. Amendment or Termination of the Agreement

This Agreement may be amended or terminated by mutual written agreement of Party A and the Transferors. Any agreed amendment or termination shall be recorded in a separate amendment or termination agreement signed by the parties.

6. Allocation of Fees and Expenses

Expenses incurred in connection with this equity transfer (such as appraisal or audit fees, company registration changes, etc.) shall be borne equally by the parties.

7. Dispute Resolution

Any dispute arising out of or in connection with this Agreement shall be settled through friendly consultation between Party A and the Transferors. If consultation fails, the parties agree to submit the dispute to arbitration at the Hong Kong International Arbitration Centre (HKIAC). The arbitration shall be governed by the laws of the Hong Kong Special Administrative Region.

8. Conditions Precedent (Effectiveness)

This Agreement shall become effective upon signature by Party A and the Transferors and upon each party’s internal approvals. The parties agree to complete the equity registration procedures within fifteen (15) working days.

9. Miscellaneous

This Agreement is executed in five (5) counterparts: Party A holds one (1) copy, the Transferors hold four (4) copies, and the Company holds one (1) copy.

The following page contains the signature blocks.

Party A (Seal): BTC Digital Ltd.

Legal Representative (or Authorized Signatory) (Signature): /s/ Siguang Peng

Party B(1) (Signature/Seal): /s/ Liu Zhijun

Party B(2) (Signature/Seal): /s/ Kong Qingxun

Party B(3) (Signature/Seal): /s/ Zheng Tianying

Party B(4) (Seal): Yun Feng Assets Inc.

Company (Seal): Metchain Co., Ltd.

Legal Representative (or Authorized Signatory) (Signature): /s/ Li Le

This Agreement is signed by the parties on December 17, 2025 in Nanshan District, Shenzhen City.